

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2021

Peter Kelly
Chief Financial Officer
NXP Semiconductors N.V.
60 High Tech Campus
Eindhoven Netherlands 5656 AG

> **Re: NXP Semiconductors N.V.**
> **Form 10-K for the Year Ended December 31, 2020**
> **Filed February 25, 2021**
> **File No. 001-34841**

Dear Mr. Kelly:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Manufacturing